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                                 UNITED STATES        response....14.90
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)*


- -------------------------------------------------------------------------------

             Name of Issuer:                    PARTECH HOLDINGS CORPORATION
             Title of Class of Securities:      COMMON STOCK
             CUSIP Number:                      702114208


             Person Authorized to Receive       John E. Rayl
             Notices and Communications:        Partech Holdings Corporation
                                                3366 Riverside Drive, Suite 200
                                                Columbus, Ohio  43221

             Date of Event which Requires
             Filing of This Statement:          June 15, 1994


- -------------------------------------------------------------------------------


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

 Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1746 (12-91)

                                  SCHEDULE 13D


CUSIP NO.  702114208                            Page  2  of  5  Pages
         -------------------                         ---    ---

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        John E. Rayl   ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                (b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS

        N/A

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(E)                                                      [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

             7  SOLE VOTING POWER

                1,216,798 Shares
 NUMBER OF
   SHARES    8  SHARED VOTING POWER
BENEFICIALLY
 OWNED BY       None
   EACH
 REPORTING   9  SOLE DISPOSITIVE POWER
  PERSON
   WITH         516,493

            10  SHARED DISPOSITIVE POWER

                700,305

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,216,798 $.05 par value common shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        20.2%

14  TYPE OF REPORTING PERSON

        IN


SEC 1746 (12-91)

                                  SCHEDULE 13D

CUSIP NO.   702114208                           Page  3  of  5  Pages
         ------------------------                    ---    ---

ITEM 1.  SECURITY AND ISSUER
         -------------------
         $.05 Par Value Common Stock
         Principal Executive Officer of Issuer: John E.  Rayl, Director,
                                                Chief Executive Officer &
                                                President
                                                3366 Riverside Drive
                                                Suite 200
                                                Columbus, Ohio  43221

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------
  Form 13D dated February 2, 1990:
      (a) John E. Rayl
  Form 13D dated June 15, 1994:
      (b) 3366 Riverside Drive, Suite 200, Columbus, Ohio  43221
      (c) Director, Chief Executive Officer and President, Partech Holdings Corporation, 3366 Riverside Drive, Suite 200, Columbus, Ohio 43221
  Form 13D dated February 2, 1990:
      (d) No criminal convictions, excluding traffic violations, in last five years
      (e) Not a party to a civil or administrative proceeding relating to state or federal securities violations within last five years
      (f) United States citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

Amendment       Date            Narrative
- ---------       ----            ---------

  N/A           2/2/90          Personal funds:  $46,500.00 was used to
                                purchase 75,000 shares of stock on 2/2/90.
                                500,000 shares are beneficially owned pursuant to stock options. 635,357 shares are beneficially owned pursuant to convertible notes of Issuer. 1,880,465 shares were acquired at various times prior to 2/2/90 as previously disclosed on Forms 3 and 4 filed with the Securities & Exchange Commission.

  No. 1         7/17/90         Personal funds:  500,000 shares are
                                beneficially owned pursuant to stock options.
                                871,641 shares are beneficially owned pursuant
                                to convertible notes of Issuer.  1,898,540
                                shares were acquired at various times prior to 4/30/90 as previously disclosed on Forms 3 and 4 filed with the Securities & Exchange
                                Commission.

  No. 2         11/19/90        402,593 shares were purchased from Laurence J.
                                Mily on November 19, 1990 with personal funds of $15,000. An additional 13,025 shares are to be delivered by Mr. Mily upon certificates being received from brokers.


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                -----------------------




SEC 1746 (12-91)

                                  SCHEDULE 13D

CUSIP NO.    702114208                          PAGE  3a  of  5  Pages
         --------------------                        ----    ----

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION  -  CONTINUED
         ---------------------------------------------------------------

AMENDMENT
- -----------

No. 4   9/29/90         4,510,316 shares were beneficially owned pursuant to
                        warrants of the Issuer distributed pursuant to SEC
                        Registration Statement Form S-1 which became effective on September 12, 1991. No funds or other consideration was given for these warrants (4,510,316) distributed by the Issuer. On the date of the receipt of the warrants
                        2,253,058 of these warrants were gifted to another party; therefore, 2,257,258 of these warrants are remaining.

No. 5   5/29/92         The shares were purchased by a reduction of compensation
                        owed to Mr. Rayl by the Company. The shares were purchased pursuant to the exercise of the Company's
                        Redeemable Class A Warrants.

No. 6   11/6/92         The shares were purchased by a reduction of $81,056.33
                        of debt owed to Mr. Rayl. The debt hereof was purchased by Mr. Rayl from a non-affiliated company.
                        Also, Mr. Rayl was granted a stock option for 100,000 shares at $0.69 per share. Mr. Rayl waived his right to a 100,000 share option at $2.50 per share which had previously been granted.

No. 7   4/28/93         Mr. Rayl has gifted 415,000 shares beneficially owned
                        to an unaffiliated third party.

No. 8   6/30/93         Mr. Rayl has gifted 835,000 shares beneficially owned
                        to an unaffiliated third party.

No. 9   7/15/93         Mr. Rayl was granted 340,000 stock options by the
                        Company, pursuant to the Company's Stock Option Plans
                        (no funds were expended).

ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

AMENDMENT
- -----------

N/A     2/2/90  (a)  I may acquire or dispose of securities of the Issuer as oppotunities arise.
                (b)  I am considering various proposals which may result in an extraordinary transaction of the Issuer such as a merger or acquisition.
                (c)  I have no plans which would result in a sale of a
                        material amount of assets of the Issuer or any of its subsidiaries except in the ordinary course of business.
                (d)  I have no plans to change the Board of Directors or
                        management of the Issuer.
                (e)  I may consider plans to change the capitalization of the
                        Issuer.
                (f)   Other material changes may be considered from time to
                         time.
                (g)  I may consider changes in the Issuer's charter, bylaws or instruments which may impede the acquisition of control of the Issuer are contemplated.
                (h)  I have no plans to cause a class of securities of the
                        Issuer to be delisted from a national exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association.
                (i)  I have no plans to cause a class of equity securities becoming eligible for termination pursuant to Section 12(g)(4) of the Act.
                (j)  No other action similar to any of those enumerated above.

    CONTINUED ON NEXT PAGE.
    -----------------------

SEC 1746 (12-91)

                                  SCHEDULE 13D

CUSIP NO.   702114208                           Page  3b of  5  Pages
         ---------------------                       ---    ---


ITEM 4.  PURPOSE OF TRANSACTION  -  CONTINUED
         ------------------------------------

AMENDMENT
- ---------
No. 4   9/29/91         The warrants were acquired pursuant to pro-rata
                        distribution to shareholders where distribution and exercise are exempt from registration.

No. 5   5/29/92         The purpose of the transaction was to acquire an
                        additional amount of the Company's $0.05 par value stock.

No. 6   11/6/92         The purpose of the transaction was to acquire an
                        additional amount of the Company's $0.05 par value stock. The stock options were granted under the Company's 1989 Stock Option and Stock Appreciation
                        Rights Plan.

No. 7   4/28/93         The purpose of the transaction was to transfer warrants
                        (which were distributed by the Company pro rata in September, 1991) to facilitate the exercise of the warrants by other parties.

No. 8   6/30/93         The purpose of the transaction was to transfer warrants
                        (which were distributed by the Company pro rata in September, 1991) to facilitate the exercise of the warrants by other parties. Mr. Rayl acquired additional shares of the Company to increase his investment thereof.

No. 9   7/15/93         Mr. Rayl was granted 340,000 stock options by the
                        Company, pursuant to the Company's Stock Option Plans.









SEC 1746 (12-91)
w
                                  SCHEDULE 13D
CUSIP NO.   702114208                           Page  4  of  5  Pages
         --------------------                        ---    ---

ITEM 5.  INTEREST IN SECURITIES OF ISSUER
         --------------------------------
         (a) Aggregate number of securities beneficially owned:     1,216,798
             The percentage beneficially owned:                     20.2%
             Shares where there is a right to acquire               440,000

         (b) Number of shares with sole power to vote or to
               direct the vote:                                     1,216,798
             Number of shares with shared power to vote or to
               direct the vote:                                     0
             Number of shares with sole power to dispose or
               to direct to dispose:                                516,493
             Number of shares with shared power to dispose or
               to direct to dispose:                                700,305

             The litigation with Star Bank Central Ohio which involved 91,787 shares was settled and the restriction is no longer applicable. There is shared investment power on 700,305 shares which are pledged as collateral to a short-term loan to Partech Holdings Corporation. See Exhibit 1 and 2 filed herewith.

         (c) Transactions in securities in last 60 days [date, amount of shares, purchased or sold, price per share, where and how transaction was effected, e.g., sold through broker, bought from issuer]:

             Amount of Shares
             ----------------                 Price Per
  Date       Purchased          Sold            Share   Where/How Transaction Effected          Amendment
  ----       ---------          ----            -----   ------------------------------          ---------
 1/22/90                        39,900          $1.30   Through Broker:                         N/A       2/2/90
                                                                Prescott, Ball & Turben, Inc.
                                                                1331 Euclid Avenue
                                                                Cleveland, Ohio  44115
 1/31/90     75,000                             $0.62   From Issuer

 3/28/91                        25,000          $0.50   Through Broker: Omni Capital            NO. 3     3/28/91
                                                                        Markets, Inc.
                                                                        5077 Olentangy River Road
                                                                        Columbus, Ohio  43214
 4/1/91                         25,000          $0.50   Through Broker: Omni Capital Markets, Inc.
 4/3/91                          9,000          $1.10   Through Broker: Omni Capital Markets, Inc.

 5/29/92    100,000                             $1.00   Exercise of Class A Warrants            NO. 5     5/29/92

 11/6/92    217,704                             $0.3723 Bought from Issuer                      NO. 6    11/6/92

 4/28/93                       415,000          N/A     Gifted to unaffiliated third party      NO. 7     4/28/93

 6/11/93     10,000                             $1.4375 Through Broker:                         NO. 8     6/30/93
                                                                M.S. Farrell & Co., Inc.
                                                                67 Wall Street
                                                                New York, New York  10005
 6/30/93                       835,000          N/A     Gifted to unaffiliated third party

 7/15/93                 (1)1,1003,058          N/A     Gifted to unaffiliated third party      NO. 9     7/15/93
 7/15/93 (2)340,000                             N/A     Stock options granted

(1) 1,003,058 redeemable Class B Warrants.
(2) Mr. Rayl was granted 340,000 stock options by the Company, pursuant to the Company's
    Stock Option Plans  (no funds were expended).

            CONTINUED ON NEXT PAGE.
            -----------------------

    SEC 1746 (12-91)

                                  SCHEDULE 13D

CUSIP NO.   702114208                           Page  4a of  5  Pages
         -------------------------                   ----  ----

ITEM 5.  INTEREST IN SECURITIES OF ISSUER  -  CONTINUED
         ----------------------------------------------
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends or the proceeds of the sale from such securities except various investors to whom the 700,305 shares are pledged. The only investor hereof that can direct the receipt of the proceeds from the sale of shares which is over 5% of the class of stock hereof is Generation Capital Associates. See Exhibits 1 and 2 filed herewith.

     (e) Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
           RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
           ------------------------------------------------------

         Amendment No. 9 dated July 15, 1993:

         I have been granted an option to buy an additional 340,000 shares ($0.05 par value common stock at a price of $1.09 per share) in accordance with the terms and provisions of the Issuer's 1989 Stock Option and Stock Appreciation Rights Plan.

         Amendment No. 10 dated June 15, 1994:

         I have been granted an option to buy 100,000 shares ($0.05 par value common stock at a price of $0.69 per share) in accordance with the terms and provisions of the Issuer's 1989 Stock Option and Stock Appreciation Rights Plan.







SEC 1746 (12-91)
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                                  SCHEDULE 13D

CUSIP NO.   702114208                           Page  5  of  5  Pages
         ---------------------                       ---    ---


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

   Exhibit 1 Form of Pledge Agreement between John E. Rayl and the Investor and Kelly Drye & Warren, the Investor's
                Representative, filed herewith as Exhibit 1.

   Exhibit 2 Agreement between John E. Rayl, Partech Holdings Corporation and Partech Communications Group, Inc. as to the replacement of pledged shares that may be foreclosed upon in accordance with Unit Note pursuant to the $600,000 Convertible Securities Offering, filed herewith as Exhibit 2.



SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    May 24, 1994                                        /s/ JOHN E. RAYL
- ---------------------                           -------------------------------
                Date                                      Signature








SEC 1746 (12-91)